Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX
EXHIBIT 3.1
EXHIBIT 99.2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

(Exact name of registrant as specified in its charter)

Delaware	33-0282651

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2010 Main Street, Suite 1020, Irvine, California	92614

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [  ]

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: _________________

                                                   (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

     Effective as of February 11, 1997, pursuant to a Preferred Shares Rights Agreement (the “Rights Agreement”) between CorVel Corporation, a Delaware corporation (the “Company”), and U.S. Stock Transfer Corporation, a California corporation, as Rights Agent (the “Rights Agent”), the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Series A Preferred”) for each outstanding share of Common Stock, par value $0.0001 per share (“Common Shares”), of the Company. The dividend was payable on February 28, 1997 (the “Record Date”) to stockholders of record as of the close of business on that date. Since the Record Date, the Company has issued one Right with each newly issued share of Common Stock. On April 11, 2002, the Company’s Board of Directors determined that it was in the best interests of the Company and its stockholders to make certain modifications to the terms and conditions of the Rights Agreement and, effective as of April 11, 2002, the Company and the Rights Agent amended the terms of the Rights by entering into an Amended and Restated Preferred Shares Rights Agreement (the “Amended Agreement”).

     The Amended Agreement revised the definition of “Final Expiration Date” to extend the termination date of the Rights Agreement from February 10, 2007 to February 10, 2012, decreased the Purchase Price (as defined in the Rights Plan) for each one one-hundredth of a share of Series A Preferred from $125 to $118, and expanded the definition of “Acquiring Person” to include Fidelity Management & Research Company and its affiliates.

     The following summary of the principal terms of the Amended Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Agreement, a copy of which is attached as an exhibit to this Registration Statement and is incorporated herein by reference. The Certificate of Designation for the Series A Preferred is attached as an exhibit to the Amended Agreement. The description of the Series A Preferred below is qualified in its entirety by reference to that exhibit. All capitalized terms used but not defined herein have the meanings given to them in the Amended Agreement.

     Each Right entitles the registered holder to purchase from the Company, upon the occurrence of a certain event or events as described below, one one-hundredth of a share of Series A Preferred at an exercise price of $118.00 (the “Purchase Price”), subject to adjustment. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for a number of Common Shares having a value equal to two times the Purchase Price and/or common stock of certain acquiring companies having a value equal to two times the Purchase Price. Moreover, under certain circumstances described more fully herein, each Right may be exchanged by the Board at an exchange rate of one share of Common Stock (or a fraction of a share of the Preferred Stock having equivalent market value) per Right. Under certain circumstances described more fully herein, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

     CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board. Unsolicited takeover attempts frequently include coercive tactics designed to deprive the Board and the Company’s stockholders of any real opportunity to determine the destiny of the Company.

     The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can operate to unfairly pressure stockholders, force them out of their investment and deprive them of the full value of their shares in the Company.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $.01 per Right within ten days (or on such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company’s Common Shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company that is deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. As a result, while the Rights may provide the Board with leverage to obtain a higher price from a potential acquiror, they may also prevent or deter offers not approved by the Board, and therefore deprive stockholders, without providing them with the opportunity to vote thereon, of the benefits of offers which may be at a higher price than the current market price of the Company’s Common Shares. In addition, assuming an active trading market in the Rights themselves does not develop, stockholders with lesser financial means might not be able to take full economic advantage of the Rights. Further, the implementation of a rights plan may heighten the susceptibility of the Company to greenmail by stockholders who threaten to acquire a sufficient equity position to pass the Rights’ triggering threshold, although the Board can respond to any such action by redeeming the Rights at a price of $.01 per Right.

     RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Prior to the Distribution Date, certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date but prior to the Distribution Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto (but as to certificates representing Common Shares issued after the Record Date, only if they bear the legend required by the Rights Agreement), will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     Until the earlier to occur of (i) 10 days (or such later date as may be determined by action of the Continuing Directors prior to such time as any person becomes an Acquiring Person, as such term is defined below) following the date of public announcement by the Company or an Acquiring Person that any person or group of affiliated or associated persons have become an Acquiring Person, (ii) 10 business days (or such later date as may be determined by action of the Continuing Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of associated persons of 15% or more of the Company’s outstanding Common Shares, or (iii) 10 days following the date on which a majority of the Continuing Directors, in good faith, informs the Company by written notice of the existence of an Acquiring Person (the earliest of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights, as set forth in Exhibit C to the Rights Agreement, attached thereto.

     “Acquiring Person” shall mean any person who or which, together with all affiliates and associates of such person is the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any person holding Common Shares for or pursuant to the terms of any such plan, (ii) Americable, Inc., a Minnesota corporation (“Americable”) and wholly-owned subsidiary of ENStar Inc., a Minnesota corporation (“ENStar”), or any affiliate and associate of Americable including ENStar (but only to the extent that Americable and its associates and affiliates beneficially own less than 33% of the Common Shares of the Company); (iii) Fidelity Management & Research Company (“Fidelity”) or any affiliate or associate of Fidelity; or (iv) any person, together with all affiliates and associates of such person, who or which would be an Acquiring Person solely by reason of (A) being the beneficial owner of Common Shares, the beneficial ownership of which was acquired by such person (and the affiliates and associates of such person) pursuant to any action or transaction, or series of related actions or transactions, approved by the Board, upon the affirmative vote of a majority of the Continuing Directors, prior to the earlier to occur of (1) the Distribution Date or (2) any exchange made pursuant to the Rights Agreement, or (B), a reduction in the number of issued and outstanding Common Shares pursuant to a transaction or series of related transactions approved by the Board, upon the affirmative vote of a majority of the Continuing Directors; provided further that in the event that such person described in clause (iv) above does not become an Acquiring Person by reason of clause (A) or (B), such person nonetheless shall become an Acquiring Person in the event such person, together with all affiliates and associates of such person, thereafter acquires beneficial ownership of any additional Common Shares unless the acquisition of such beneficial ownership would not result in such person becoming an Acquiring Person by reason of subclause (A) or (B) of clause (iv) above. Notwithstanding the foregoing, if the Board determines (upon the affirmative vote of a majority of the Continuing Directors) in good faith that a person who would otherwise be an Acquiring Person is eligible to file and did file a Schedule 13G and such person divests (and/or causes such person’s affiliates and/or associates to divest) as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person as defined pursuant to the foregoing provisions, then such person shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights (as set forth in Exhibit C to the Rights Agreement) being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date (i) shall be issued with Rights if such shares are issued pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment and (ii) may be issued in any other case, if deemed necessary and appropriate by the affirmative vote of a majority of the Continuing Directors; however (A) no such Right Certificate shall be issued if, and to the extent that, such issuance would create a significant risk of or result in material adverse consequences to the Company or the person being issued the Right Certificate, and (B) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of issuance thereof. Except as otherwise determined by the Board, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) February 10, 2012 (the “Final Expiration Date”), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to an agreement approved by the Board upon the affirmative vote of the Continuing Directors, prior to there being an Acquiring Person.

     INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $118.00 per Right, one one-hundredth of a share of Series A Preferred, subject to adjustment as described in the Rights Agreement. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for Common Shares having a value equal to two times the Purchase Price and/or common stock of certain acquiring companies having a value equal to two times the Purchase Price.

     RIGHT TO BUY COMPANY COMMON SHARES

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Shares having a value equal to two times the Purchase Price. For example, if the market price of Common Shares on the Share Acquisition Date (as defined below) was $59.00, a person holding one Right could purchase four Common Shares upon exercise of such Right ($118.00/$29.50). Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that it is necessary and not contrary to the interests of Rights holders to do so, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable under this provision.

     RIGHT TO BUY ACQUIRING COMPANY STOCK

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Share Acquisition Date and without the affirmative vote of a majority of the Continuing Directors, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (either of which event is referred to herein as an “Acquisition”), proper provision must be made so that each holder of a Right which has not theretofore been exercised will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. So (assuming no satisfaction of such conditions) if, for example, the market price of the acquiror’s stock on the date of the Acquisition were $29.50, a person holding one Right could purchase eight shares of the acquiror’s Common Stock upon exercise of such Right ($118.00/$14.75).

     EXCHANGE PROVISION

     At any time after the acquisition by an Acquiring Person of 15% or more of the Company’s outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board, following the approval of a majority of Continuing Directors, may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

     REDEMPTION

     At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the “Share Acquisition Date”) or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

     ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     NO STOCKHOLDERS’ RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

     AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be supplemented or amended by action of the Board upon approval by a majority of the Continuing Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement.

     RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of the greater of (i) $1.00 in cash or (ii) 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $100.00 per share, plus an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, or (ii) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, plus an amount equal to the accrued and unpaid dividends and distributions on the Series A Preferred whether or not declared. Each share of Series A Preferred will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-hundredth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Item 2. Exhibits.

Exhibit
Number	Description

3.1	Certificate of Amendment of Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of CorVel Corporation.

99.1*	Preferred Shares Rights Agreement, dated as of February 11, 1997, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the form of Right Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

99.2	Amended and Restated Preferred Shares Rights Agreement, dated as of April 11, 2002, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the Certificate of Amendment of the Certificate of Determination, the form of Right Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, B and C, respectively.

*	Incorporated herein by reference to CorVel Corporation’s Form 8-K filed on February 28, 1997.

     SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 9, 2002	CorVel Corporation (Registrant)

	By	/s/ V. Gordon Clemons

V. Gordon Clemons Chairman, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Certificate of Amendment of Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of CorVel Corporation.

99.1*	Preferred Shares Rights Agreement, dated as of February 11, 1997, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the form of Right Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

99.2	Amended and Restated Preferred Shares Rights Agreement, dated as of April 11, 2002, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the Certificate of Amendment of the Certificate of Determination, the form of Right Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, B and C, respectively.

*	Incorporated herein by reference to CorVel Corporation’s Form 8-K filed on February 28, 1997.